NT 10-Q 1 premierent10q093008.htm PREMIERE PUBLISHING 12B-25 EXTENSION FOR 10Q, 09.30.08

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-50370

Check One:   ☐ Form 10-K  ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q

For Period Ended: June 30, 2009

 ☐ Transition Report on Form 10-K

 ☐ Transition Report on Form 20-F

 ☐ Transition Report on Form 11-K

 ☐ Transition Report on Form 10-Q

 ☐ Transition Report on Form N-SAR

 ☐ Money Market Fund Rule 30b3-1 Filing

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I.  REGISTRANT INFORMATION.

Premiere Publishing Group, Inc.

Full Name of Registrant

_______________________

Former Name if Applicable

264 Union Blvd., First Floor

Address of Principal Executive Office (Street and Number)

Totowa, NJ 07512

City, State and Zip Code

PART II. RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

The registrant's preparation for, and compilation, dissemination and review of relevant information required by, the registrant's Periodic Quarterly Report on Form 10-Q for the period ended June 30, 2009 could not be accomplished in order to permit a timely filing of such Form 10-Q without undue hardship and expense to the registrant. Although the registrant attempted to conclude an appropriate process, using the resources reasonably available to it, which would have permitted a timely filing of such Form 10-Q. The registrant undertakes to file such Form 10-Q no later than five days after its original prescribed due date.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Omar Barrientos	515	288-1042
Name	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☐ Yes	☒ No

Premiere Publishing Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 13, 2009	By: /s/ Omar Barrientos
Omar Barrientos, President